SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2019

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                No ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated April 4, 2019.

TRANSLATION

Buenos Aires, April 4, 2019

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re.: Filing of Annual Report on Form 20-F with the Securities and Exchange Commission

Dear Sirs,

The purpose of this letter is to inform you that YPF S.A. has filed its Annual Report for the fiscal year 2018 on Form 20-F with the Securities and Exchange Commission (“SEC”).

You may access the report through the SEC’s website at: https://www.sec.gov/Archives/edgar/data/904851/000119312519096821/d660305d20f.htm or through YPF’s website at http://www.ypf.com.

Yours faithfully,

Lorena Sánchez

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: April 4, 2019	By:	/s/ Lorena Sánchez
	Name:	Lorena Sánchez
	Title:	Market Relations Officer